FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material fact dated February 22, 2011.

MATERIAL FACT
Banco Santander (“Santander” or the “Bank”) and insurer Zurich Financial Services Group (“Zurich”) have signed a Memorandum of Understanding to form a strategic alliance to strengthen insurance distribution in five key markets for Grupo Santander in Latin America, Brazil, Chile, Mexico, Argentina and Uruguay.
Santander will create a holding company made up of its insurance units in Latin America. Zurich will acquire 51% of the company and will manage the companies. Santander will retain a 49% stake and will enter into an agreement to distribute the alliance’s insurance products in each country for 25 years.
The Santander insurance units included in the transaction would be valued at USD3.275 billion. Zurich will pay Santander 51% of that amount, USD1.670 billion, at the close of the transaction. In addition, during the 25 years of the distribution agreements, there is an earn-out mechanism for achieving specific profit performance targets and a mechanism that would protect against possible underachievement.
Through these aforementioned payments, the closing of this transaction, which is subject to final documentation and the appropriate authorisations from the different regulators, will generate for Grupo Santander, capital gains amounting to USD1.210 billion dollars, which will be assigned to reinforcing the Bank’s balance sheet
Boadilla del Monte (Madrid), February 22nd, 2011

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: February 22nd, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President